UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Trimol Group, Inc. (Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
896274 10 7
(CUSIP Number)
Royal HTM Group, Inc. Boris Birshtein, President 87 Scollard Street Toronto, Ontario M5R 1G4 Telephone 416.929.5666

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies to:

Trimol Group, Inc.

Boris Birshtein, Chief Executive Officer

1285 Avenue of the Americas, 35th Floor

New York, New York 10019

Telephone 212.554.4394

July 10, 2008 (Date of Event which Requires Filing of this Statement)

______________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: G

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896274 10 7	Page 1 of 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Royal HTM Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
48,275,000 shares of common stock
8	SHARED VOTING POWER
See Item 5 (b)
9	SOLE DISPOSITIVE POWER
48,275,000 shares of common stock
10	SHARED DISPOSITIVE POWER
See Item 5 (b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,275,000 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.91%
14	TYPE OF REPORTING PERSON
CO

ITEM 1.         SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Trimol Group, Inc., a Delaware corporation (the “Company” or “Issuer”). The Company’s principal address is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by Royal HTM Group, Inc. (“Royal”) in connection with its acquisition from Aluminum Power, Inc. (“Aluminum Power”) of 49,275,000 shares of the Common Stock of the Company (the “Shares”), and its subsequent sale of 1,000,000 of such Shares to an unrelated party.

Boris Birshtein is the Chairman of the Board and Chief Executive Officer of the Company, the Chairman of the Board and beneficial owner of Aluminum Power (the transferor and the majority shareholder of the Company at the time of this transaction) and is the President and sole shareholder of Royal, which became the Company’s majority shareholder as a result of this transaction. Mr. Birshtein is a resident of Canada.

(a)	Name: Royal HTM Group, Inc.

(b)	Place of Organization: Province of Ontario, Canada

(c)	Principal Office: 87 Scollard Street, Toronto, Ontario Canada, M5R 1G4

(d)	Principal Business: Investment / holding company.

(e)	During the last five years neither Royal nor its officers or directors have been convicted in a criminal proceeding.

(f)

During the last five years neither Royal nor its officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 10, 2008 Royal HTM Group, Inc. and Aluminum Power entered into an agreement pursuant to which Royal cancelled $400,000 indebtedness due to it by the Company. In consideration of such cancellation, Aluminum Power transferred the Shares to Royal. By virtue of such transaction Royal became the Company’s majority shareholder.

Royal disposed of 1,000,000 of the Shares in a private sale to an unrelated party, for $1,200,000 US. Such shares were issued and outstanding on July 28, 2008.

ITEM 4.	PURPOSE OF TRANSACTION

The shares of Common Stock of the Company are held by Royal solely for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Royal as of the date of the transaction is 48,275,000, representing 55.91% of the class. Such class is based on a total of 86,342,328 issued and outstanding shares of Common Stock of the Company, which includes: (i) 79,472,328 shares of Common Stock issued and outstanding as of August 19, 2008; (ii) options to purchase 3,870,000 shares of Common Stock granted pursuant to the Company’s 2001 Omnibus Plan, as amended; and, (iii) options to purchase 3,000,000 shares of Common Stock granted outside of the Company’s 2001 Omnibus Plan, as amended.

(b)	Mr. Birshtein is the sole shareholder of Royal, and as such has the sole power to direct the voting and disposition of the shares of stock listed above in paragraph (a).

(c)	No other transaction has occurred in the last sixty (60) days;

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 24, 2009

Royal HTM Group, Inc.

By: /s/ Boris Birshtein

Name: Boris Birshtein, President